Exhibit (b)(i)

Certain information identified by “[***]” has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

March 24, 2025

Cedar Realty Trust Partnership, L.P.
Cedar Realty Trust, Inc.
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Boulevard
Virginia Beach, VA 23452

RE:        Bridge Loan

Ladies and Gentlemen:

This letter (this “Commitment Letter”) will confirm the understanding of the above addressees (collectively, “you”), KeyBank National Association (“KeyBank”), in its capacity as administrative agent (in such capacity, the “Administrative Agent”), and in its capacity as a Lender with respect to its commitment for the Facility (the “Lender”), in connection with the Facility, as set forth in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”; and together with this Commitment Letter, the “Commitment”). All terms and conditions of the Term Sheet are incorporated herein by reference for purposes of originating and closing the Facility. Terms used but not otherwise defined herein shall have the meaning set forth in the Term Sheet.

KeyBank hereby provides its commitment of $10,000,000.00 with respect to the Facility (the “Commitment”), in each case upon the terms and conditions set forth herein with the amount of the Commitment being subject to the satisfaction of the “Guaranty Collateral Account Covenants” described in the Term Sheet. This Commitment is intended to be and constitutes a legally binding obligation to negotiate on the part of the Administrative Agent and the Lender (collectively, the “Commitment Parties”) and you and to use good faith efforts to close the Facility, subject in each case only to the satisfaction (or waiver by the Administrative Agent in its reasonable discretion) of each of the following conditions in Administrative Agent’s good faith determination (for the avoidance of doubt there shall be no conditions to closing and funding of the Facility other than those expressly set forth in clauses (a) through (d) below):

(a)       delivery of customary organizational and authority due diligence items such as the organizational documents of the Borrower and each Guarantor, votes, resolutions, legal opinions and searches, together with such other diligence as may be described in the Term Sheet;

(b)       the execution and delivery by OP Borrower, Cedar REIT Guarantor, and Wheeler REIT Guarantor (each of Cedar REIT Guarantor and Wheeler REIT Guarantor shall hereinafter be referred to as a “Guarantor” and collectively as the “Guarantors”) of definitive documentation relating to the Facility which shall be reasonably acceptable to the Administrative Agent and shall be customary and reasonable for financings similar to the Facility contemplated by this Commitment and the Term Sheet with similarly situated sponsors;

(c)       to the extent not previously paid, payment by the Borrower and Guarantors of all fees and expenses set forth in this Commitment Letter and under the Term Sheet to be paid upon execution of this Commitment Letter and on or prior to the Closing Date; and

(d)       The absence of any occurrence of a material adverse change in the business, financial condition, assets or results of operations of the OP Borrower or in the Guarantors.

The date upon which the Loan Documents are executed and delivered by the Administrative Agent, the Lenders, the OP Borrower and each Guarantor and upon which the Facility is funded is hereinafter referred to as the “Closing Date”.

The Administrative Agent may have economic interests that conflict with those of Borrower, a Guarantor and/or their direct or indirect equity holders and/or affiliates. You agree that Administrative Agent will act under this Commitment as an independent contractor and that nothing in this Commitment or otherwise will be deemed to create an advisory, joint or co-venture, fiduciary or agency relationship or fiduciary or other implied duty between or among any of Administrative Agent, on the one hand, and Borrower, each Guarantor and/or their direct or indirect equity holders and/or affiliates, on the other. You acknowledge and agree that the transactions contemplated by this Commitment (including the exercise of rights and remedies hereunder) are arm’s-length commercial transactions among Administrative Agent and Borrower and each Guarantor, and in connection therewith and with the process leading thereto, (i) the Administrative Agent, by its execution hereof, has not assumed (A) an advisory responsibility in favor of Borrower or any Guarantor, their equity holders or their affiliates with respect to the financing transactions contemplated hereby or (B) a fiduciary responsibility in favor of Borrower or any Guarantor, their equity holders or their affiliates with respect to the transactions contemplated hereby or, in each case, the exercise of rights or remedies with respect thereto or the process leading thereto (irrespective of whether Administrative Agent has advised, is currently advising or will advise Borrower or any Guarantor, their equity holders or their affiliates on other matters) or any other obligation to Borrower or any Guarantor except the obligations expressly set forth in this Commitment and (ii) Administrative Agent is acting solely as a principal and not as the agent or fiduciary of Borrower or any Guarantor, their management, equity holders, affiliates, creditors or any other person. Each of you acknowledges and agrees that it has consulted their own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making their own independent judgment with respect to such transactions and the process leading thereto. Each of you agrees that it will not claim that Administrative Agent has rendered advisory services of any nature or respect with respect to the financing transactions contemplated hereby or owes a fiduciary or similar duty to Borrower or any Guarantor, their equity owners or their affiliates, in connection with such transactions or the process leading thereto. In addition, Administrative Agent may employ the services of their respective affiliates (at no additional cost or expense to you and without releasing any of the Administrative Agent from any of their obligations) in providing services and/or performing their obligations hereunder and may exchange with such affiliates information concerning you and your respective businesses and such affiliates will be entitled to the benefits afforded to Administrative Agent hereunder

You hereby represent, warrant, and covenant that (i) all written information, other than the Projections (as defined below), budgets, estimates, forward-looking statements and information of a general economic or industry specific nature, which has been or is hereafter made available to the Administrative Agent by you or any of your representatives in connection with the transactions contemplated hereby (“Information”) is and will (to your knowledge) be complete and correct in all material respects and does not and will not (to your knowledge) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading and (ii) all financial projections concerning you and your respective subsidiaries that have been or are hereafter made available to the Administrative Agent by you or any of your representatives (the “Projections”), to the extent prepared by you, have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made, it being understood that such Projections are not to be viewed as fact and are subject to uncertainties and contingencies, many of which are out of your control, and actual results may vary materially from the Projections. You agree to furnish us with such Information in your possession and Projections (that may be prepared based on information in your possession) as we may reasonably request and to supplement the Information and the Projections as we may reasonably request from time to time until the Closing Date so that the representation and warranty in the preceding sentence is correct on such date.

By acceptance of this Commitment, the Borrower and each Guarantor party hereto agrees to reimburse the Administrative Agent for actual out-of-pocket expenses (including reasonable outside counsel attorneys’ fees and expenses and expenses of due diligence) actually incurred by the Administrative Agent arising in connection with the negotiation, preparation, execution, and delivery of this Commitment Letter or the Loan Documents. The Borrower and each Guarantor party hereto also agrees to reimburse the Administrative Agent for actual out-of-pocket expenses incurred by the Administrative Agent in connection with the underwriting of the Facility.

In the event that the Administrative Agent becomes involved in any capacity in any action, proceeding or investigation in connection with the execution of this Commitment Letter, the Borrower and each Guarantor party hereto will reimburse the Administrative Agent for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation and preparation, but limited to a single outside counsel) as they are actually incurred by the Administrative Agent. The Borrower and Guarantor party hereto are to indemnify and hold harmless the Administrative Agent and its affiliates and their respective directors, officers, employees and Administrative Agent (the “Indemnified Parties”) from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by this letter, except (a) to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted from the gross negligence, bad faith, willful misconduct or breach of this Commitment Letter by any Indemnified Party or (b) for special, incidental, exemplary, consequential, punitive or similar damages unless actually imposed by a court of competent jurisdiction after the exhaustion of all applicable appeals and included in a third-party claim in connection with which such Indemnified Parties is entitled to indemnification hereunder.

The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether the Closing Date occurs and notwithstanding the termination of this Commitment Letter or the commitments of the Commitment Parties.

The undertaking and commitment contained herein may not be disclosed to or relied upon by any other person or entity other than your officers, directors, members, partners, accountants, attorneys, investors, prospective investors, affiliates, agents, consultants and other advisors who are directly involved in the consideration of this matter and the Borrower may disclose this Commitment to its directors, officers and professional advisors in connection with the consideration of this matter, without the prior written consent of the Administrative Agent, except that following your acceptance hereof you may make public your disclosure hereof as required by law or court order, if requested to do so in connection with litigation or similar proceeding, or upon the advice of counsel that disclosure is required by law, including the rules and regulations of the U.S. Securities and Exchange Commission. Except with respect to the foregoing, any public disclosure of the terms and conditions of this proposal must be pre-approved by the Administrative Agent.

The Administrative Agent reserves the right to allocate, in whole or in part, to its affiliates certain fees payable to the Administrative Agent in such manner as the Administrative Agent determines in its sole discretion. You acknowledge and agree that the Administrative Agent may share with any of its affiliates (on a confidential basis) any information relating to the Facility, the Borrower or any Guarantor, and their subsidiaries and affiliates.

This letter shall be governed by the laws of the State of New York without regard to its principles of conflicts of laws. This letter may be modified or amended only in writing. This letter is not assignable by you without the prior written consent of the Administrative Agent. This Commitment Letter and Term Sheet supersede and replaces any and all proposals or term sheets previously delivered by the Administrative Agent to any of you relating to the Facility.

This agreement will expire at 5:00 p.m. Eastern Time on March 26, 2025, unless each of you executes and delivers an executed copy of this Commitment Letter to the Administrative Agent prior to that time together with the Debt Advisory Fee set forth in the Term Sheet due upon execution of the Commitment Letter. Thereafter, unless the Loan Documents are executed and delivered and the Facility is closed prior to that time, the above undertakings and commitment will expire at 5:00 p.m. Eastern Time on April 9, 2025 (the “Expiration Date”). The expiration date of this Commitment may only be extended by a written instrument executed by Administrative Agent and the Borrower and each Guarantor specifically providing for such extension. You acknowledge and agree that no course of dealing among Administrative Agent, any of you and your or their respective counsel (including investigations or the negotiation or exchange of draft or final executed Loan Documents) prior to or after such expiration date shall constitute an extension of such expiration date or otherwise form the basis of any claim against Administrative Agent.

This Commitment Letter may be signed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered (which delivery may include an electronic or “pdf” signature) shall be an original, but all of which shall together constitute one and the same instrument.

Signature pages follow.

Very truly yours,

KEYBANK NATIONAL ASSOCIATION
By:	/s/ Thomas Z. Schmitt
Name:	Thomas Z. Schmitt
Title:	Senior Vice President

[Signature Page to Commitment Letter]

Accepted and agreed to as of the date first written above:

BORROWER:

Cedar Realty Trust Partnership, L.P.

By: Its General Partner

Cedar Realty Trust, Inc.

By:	/s/ Michael Franklin
Name: Michael Franklin
Title: CEO

CEDAR REIT GUARANTOR:

Cedar Realty Trust, Inc.

By:	/s/ Michael Franklin
Name: Michael Franklin
Title: CEO

WHEELER REIT GUARANTOR

Wheeler Real Estate Investment Trust, Inc.

By:	/s/ Michael Franklin
Name: Michael Franklin
Title: CEO

[Signature Page to Commitment Letter]

EXHIBIT A

TERM SHEET

Senior Unsecured Term Loan Summary of Terms and Conditions March 23, 2025.
OP Borrower:	Cedar Realty Trust Partnership, LP (“Cedar”).
Cedar REIT Guarantor:	Cedar Realty Trust, Inc.
WHLR REIT Guarantor:	Wheeler Real Estate Investment Trust, Inc.
Recourse:	The Facility outlined herein will be full recourse to: OP Borrower, Cedar REIT Guarantor, and WHLR REIT Guarantor.
Lender:	KeyBank National Association (“KeyBank”).
Facility:	A $10,000,000 senior unsecured term loan that is fully funded at closing (the “Facility”).
Purpose:	To purchase Cedar’s existing Series B and/or Series C Preferred Stock at a discount to liquidation value.
Maturity:	9-months from closing.
Extension Options:

The OP Borrower shall have the right to extend the Facility for one, 3-month period so long as the following conditions are met: (i) the Borrower provides written notice of its election to extend at least 30 days prior to the Maturity Date, (ii) no default or Event of Default exists, (iii) all representations and warranties remain true in all material respects, (iv) the Extension Fee is paid.

Repayment:	Interest-only payable monthly with all amounts due at maturity.
Prepayment:	The OP Borrower may prepay the Facility, in whole or in part, at any time without fees or penalty. Any amounts repaid under the Facility may not be reborrowed.
Collateral:	The Facility will be a senior unsecured obligation of the OP Borrower. The Guaranty provided by the WHLR REIT Guarantor will be cash secured by funds in the Guaranty Collateral Account.
Guaranty Collateral Account:

The Guaranty will be fully secured by a perfected pledge in the Guaranty Collateral Account. Access to the Guaranty Collateral Account will be restricted until the Facility is repaid. As described herein, the WHLR REIT Guarantor may direct KeyBank to distribute excess funds, subject to compliance with the Guaranty Collateral Account Covenant.

[***]

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Prior to Closing, KeyBank reserves the right to require the Guaranty Collateral Account to be a Restricted Collateral Account (“RCA”); provided the RCA pays interest under no worse terms than the WHLR REIT Guarantor’s existing Money Market Account.

Should the OP Borrower prepay a portion of the Facility, the WHLR REIT Guarantor may direct KeyBank to move excess cash to an account of the company’s choosing provided the Guaranty Collateral Account Covenant described below remains satisfied.

Guaranty Collateral Account Covenant:	At all times, the balance in the Guaranty Collateral account shall be equal to or 100% of the outstanding principal amount of the Facility.
Cash Management Accounts:	Both Cedar’s and the WHLR REIT Guarantor’s treasury management business shall remain at KeyBank while the Facility is outstanding.
Borrower Financial Covenants:	None.
Other Covenants:	Customary for full recourse loans involving entity level obligors.
Events of Default:	Customary for full recourse loans involving entity level obligors including payment of all interest and fees when due, change of control, etc.
Financial Reporting:	None required.
Representations and Warranties:	Customary for full recourse loans involving entity level obligors.
Indemnification:	Customary for full recourse loans involving entity level obligors.
Due Diligence:	Customary for full recourse loans involving entity level obligors and guaranties secured by cash collateral.
Conditions Precedent:

The closing of the Facility will be subject to (i) funding of the Guaranty Collateral Account to a balance of at least $10,000,000 and (ii) satisfaction of all conditions precedent detailed in the Commitment Letter.

Confidentiality:

This Summary of Terms and Conditions is delivered to you with the understanding that, neither this term sheet nor any of its terms or substance shall be disclosed, directly or indirectly to any other person except (i) to your employees and advisors who are directly involved in the consideration of this matter or (ii) as disclosure may be compelled in a judicial or administrative proceeding or as otherwise required by law.

Governing Law:	All Facility documentation would be governed under the law and forum of the State of New York.
Costs & Expenses:

The OP Borrower will pay KeyBank’s reasonable legal, due diligence, travel, and other out-of-pocket expenses incurred in connection with the negotiation, preparation, closing, and administration and/or workout of the Facility, regardless of whether or not the Facility closes.

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EXHIBIT A – Pricing

Pricing:	SOFR + 1.30% or Base Rate + 0.30% (at the OP Borrower’s election)

Pricing for the Facility shall be the following: (i) Daily Simple SOFR (which shall not be less than 0%), (ii) Term SOFR (which shall not be less than 0%), or (iii) Base Rate, plus the Applicable Margin.

Base Rate means, for any day, a fluctuating interest rate per annum as shall be in effect from time to time which rate per annum shall at all times be equal to the greatest of (i) the rate of interest established by KeyBank National Association, from time to time, as its “prime rate,” whether or not publicly announced, which interest rate may or may not be the lowest rate charged by it for commercial loans or other extensions of credit; (ii) the Federal Funds Effective Rate in effect from time to time, determined one business day in arrears, plus 50 bps per annum; (iii) the then-applicable SOFR rate for one month interest periods, plus the Credit Spread Adjustment plus 100 bps per annum, and (iv) one percent per annum.

Term SOFR shall be available in in one-, three-, and six-month tenors (subject to availability). Interest on Base Rate and Daily Simple SOFR loans shall be payable, in arrears, on the first day of each month, upon any prepayment and at final maturity. Interest on Term SOFR Loans shall be payable in arrears on the last day of each interest period (not to be more infrequent than monthly) and upon any prepayment and at final maturity. Interest on all loans and fees shall be calculated for actual days elapsed on the basis of a 360-day year for Daily Simple SOFR and Term SOFR loans and 365- or 366- day year, as applicable, for Base Rate loans. The Facility documentation will include customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law, (b) indemnifying the Lenders for breakage costs incurred in connection with among other things, any prepayment of a Daily Simple SOFR loan or a Term SOFR loan on a day other than the last day of an interest period with respect thereto, and (c) benchmark transition provisions with respect to Daily Simple SOFR or Term SOFR.

Debt Advisory Fee – Commitment:	[***]
Upfront Fees:	[***]
Debt Advisory Fee – Closing:	[***]
Extension Fee:	[***]

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